[redacted]

10026545

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response 12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UnionBanc Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 South Figueroa Street, 2nd Floor
(No. and Street)

Los Angeles,	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Thomas Dooley, VP — 213-236-6010 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street, Suite 3100	San Francisco	CA	94105-2230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven Short, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of UnionBanc Investment Services, LLC (the "Company"), as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CAROL L. BREWER
Commission # 1771[illegible]
Notary Public - California
Los Angeles County
MyComm. Expires Oct 31, 2011

Carol L. Brewer
Notary Public — See attached California Jurat w/ Affiant Statement

Steven M. Short
Signature

Chairman & CEO
Title

This report ** contains (check all applicable boxes):

- (x) Independent Auditors' Report
- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Changes in Member's Equity.
- (x) (e) Statement of Cash Flows.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable).
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- (x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- (x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable).
- (x) (l) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report.
- (x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22nd (Date) day of February (Month), 2010 (Year), by

(1) Steven M. Short (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) n/a (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Carol L. Brewer (Signature of Notary Public)

CAROL L. BREWER
Commission # 1771400
Notary Public - California
Los Angeles County
My Comm. Expires Oct 31, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2-22-2010 Number of Pages: 1

Signer(s) Other Than Named Above: n/a

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
UnionBanc Investment Services, LLC:

We have audited the accompanying statement of financial condition of UnionBanc Investment Services, LLC (a Delaware limited liability company and a wholly owned subsidiary of Union Bank N.A.) (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of UnionBanc Investment Services, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of UnionBanc Investment Services, LLC as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation For Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 24, 2010

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 78,440,511
CASH SEGREGATED UNDER FEDERAL REGULATIONS	1,766,000
MARKETABLE SECURITIES OWNED — At fair value	53,525,823
RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	54,291,265
ACCRUED INTEREST RECEIVABLE	150,505
DUE FROM PARENT — Net	1,305,756
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	488,279
OTHER ASSETS	455,271
TOTAL	$ 190,423,410

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to broker-dealers and clearing organizations	$ 47,039,414
Accounts payable, accrued expenses, and other liabilities	4,550,129
Loan from Parent	27,416,511
Total liabilities	79,006,054
MEMBER'S EQUITY	111,417,356
TOTAL	$ 190,423,410

See notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$36,451,386
Principal transactions	20,824,696
Referral fees	9,235,212
Interest and dividends	590,526
Other income	560,664
Total revenues	67,662,484
EXPENSES:	
Salaries and employee benefits	34,688,868
Management fees	9,136,696
Clearing expenses	3,462,126
Occupancy and equipment	1,862,820
Professional services	1,398,409
Travel and conferences	1,324,170
Operating losses	1,219,859
Analytical and information services	1,058,305
Regulatory fees	432,780
Communications	402,597
Interest expense	39,709
Other expenses	1,456,132
Total expenses	56,482,471
INCOME BEFORE INCOME TAXES	11,180,013
INCOME TAX EXPENSE	4,297,920
NET INCOME	$ 6,882,093

See notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2009

	Member's Equity
BALANCE — January 1, 2009	$ 104,535,263
Net income	6,882,093
BALANCE — December 31, 2009	$ 111,417,356

See notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 6,882,093
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	258,684
Provision for deferred income taxes	265,223
Net increase in marketable securities owned	(13,507,402)
Net decrease in receivable from broker-dealers and clearing organizations	25,016,700
Net decrease in payable to broker-dealers and clearing organizations	(28,776,044)
Net decrease in due from Parent — net	2,972,560
Net increase in accrued interest receivable	(136,519)
Net increase in other assets	(193,558)
Net decrease in accounts payable, accrued expenses and other liabilities	(1,731,232)
Total adjustments	(15,831,588)
Net cash used in operating activities	(8,949,495)
CASH FLOWS FROM INVESTING ACTIVITIES — Purchase of furniture, equipment, and leasehold improvements	(426,981)
Net cash used in investing activities	(426,981)
CASH FLOWS FROM FINANCING ACTIVITIES — Loan from Parent — net of repayment	25,856,481
Net cash provided by financing activities	25,856,481
NET INCREASE IN CASH AND CASH EQUIVALENTS	16,480,003
CASH AND CASH EQUIVALENTS — Beginning of year	61,960,508
CASH AND CASH EQUIVALENTS — End of year	$ 78,440,511
CASH PAID DURING THE YEAR FOR:	
Interest	$ 44,633
Income taxes — net of refund	$ 1,545,882

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

UnionBanc Investment Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is also a registered investment advisor under the Investment Advisors Act of 1940. The Company is a limited liability company that is a wholly-owned subsidiary of Union Bank N.A. (the "Parent"), a wholly-owned subsidiary of UnionBanCal Corporation (the "Holding Company"). On November 4, 2008, UnionBanCal Corporation became a privately held company, whereby all of its outstanding shares of common stock are now owned by Bank of Tokyo-Mitsubishi UFJ, Ltd (BTMU), a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.

The Company provides its services to retail and institutional clients in several core product areas: annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting primarily of dedicated investment specialists. The Company clears all retail transactions on a fully-disclosed basis through its clearing agent.

The Company conducts a proprietary trading and institutional sales business and operates under a service agreement with Global Markets ("GM"), a division of the Parent to perform certain back office functions. Under this agreement, the Company self-clears all transactions related to proprietary trading and institutional sales, holding no customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and investments in U.S. Treasury bills and commercial paper that have original maturities of 90 days or less.

Securities Transactions — Principal transactions are recorded on a trade date basis. Marketable securities owned are carried at fair value and unrealized gains and losses are included in principal transaction revenue. If available, quoted market prices are used as a basis to determine the fair value of securities owned. If quoted market prices are not available, fair values are estimated on the basis of quoted market prices for instruments with similar characteristics, dealer quotes, or pricing models.

Due From Parent — Net — Due from Parent, net primarily consists of commission fees earned for distributing commercial paper issued by other wholly-owned subsidiaries of the Parent, management fees payable, interest payable on inter-company borrowing and income taxes receivable.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable for 2009 operations under tax laws.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions for annuities and insurance are reported net of chargebacks. In conjunction with the sales of annuity and life insurance contracts, the insurance company reserves the right to charge back the company equal to the commissions paid or credited to the company if the customer exercises rights to return the policy, or generally surrenders the policy within a 12 to 18 month period after the policy is in force. During 2009, the Company recorded chargebacks of $432,519 related to the sale of annuity and life insurance contracts as a reduction of commissions. At December 31, 2009, the Company recorded a reserve of $92,000 for estimated chargebacks not yet incurred in other liabilities.

Referral Fees — Underwriting referral fees are recorded when the transaction has been brought to market and the transaction is considered closed. At the time of closing, the revenue is recorded based on estimated proceeds from the underwriting transaction.

Comprehensive Income — FASB Accounting Standards Codification™ (FASB ASC) Section 220-10, Reporting Comprehensive Income requires that an enterprise report, by major components and as a single total, the change in net assets during the period from nonowner sources. For the year ended December 31, 2009, comprehensive income was equal to the Company's net income.

Furniture, Equipment, and Leasehold Improvements — Net — Furniture and equipment is reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method. The estimated usefulness for furniture is ten years and for equipment is four years. Leasehold improvements are amortized over the term of the respective lease or ten years, whichever is shorter.

Recently Issued Accounting Pronouncements — *FASB Accounting Standards Codification* In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-01, "Topic-105-Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168 — The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles." The new guidance establishes the FASB Accounting Standards Codification™ (FASB ASC) as the single source of authoritative US GAAP. The FASB ASC does not significantly change current US GAAP and merely restructures the information in a topical format. The FASB ASC was effective July 1, 2009 and the technical references to US GAAP included in these condensed consolidated financial statements are provided under the new FASB ASC structure with the prior terminology included parenthetically within this note. At adoption, there was no impact from this change on the Company's financial position or results of operations.

Fair Value Measurements in Inactive Markets — In April 2009, the FASB issued new guidance impacting FASB ASC 820-10, *Fair Value Measurements and Disclosures* (formerly FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*). The guidance provides additional information for estimating fair value when the volume and level of activity for an asset or liability has significantly decreased. The guidance provides factors to consider when determining whether there has been a significant decline in volume or level of activity. The guidance also affirms that the objective of a fair value measurement is the price that would be received to sell an asset in an orderly transaction under current market conditions, even if the market is inactive. The guidance was effective April 1, 2009. At adoption, there was no impact on the Company's financial position or results of operations. For detailed information on the Company's fair value measurements, see Note 6 to the these financial statements.

Subsequent Events — In May 2009, the FASB issued FASB ASC 855-10, *Subsequent Events* (formerly SFAS No. 165, *Subsequent Events*), which requires an evaluation of events or transactions that occur after the balance sheet date through the date that the financial statements are issued or available to be issued. The guidance also provides information about when such a subsequent event should be recognized in the financial statements and requires the disclosure of the date through which subsequent events were evaluated and whether that represents the date the financial statements were issued or available to be issued. The guidance was effective June 30, 2009. At adoption, there was no impact on the Company's financial position or results of operations.

Improving Disclosures About Fair Value Measurements — In January 2009, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements.* This guidance amends FASB ASC 820-10, *Fair Value Measurements and Disclosures with respect to disclosures*. Specifically, this guidance requires the disclosure of transfers in and out of Level 1 and Level 2 and a gross presentation within the Level 3 rollforward. This guidance also clarifies that the information should be presented by class of financial asset or liability and that a discussion of valuation techniques and inputs is required for Level 2 and Level 3 recurring and nonrecurring fair value measurements. The guidance is effective March 31, 2010 except for the gross presentation within the Level 3 rollforward, which is effective March 31, 2011. The adoption of this guidance is not expected to have a significant effect on the Company's results of operations or financial condition.

3. RESERVE REQUIREMENTS

The Company is an introducing broker that clears all retail transactions with and for customers on a fully disclosed basis with a clearing broker. The Company periodically holds funds on behalf of retail customers to facilitate customer withdrawals from their brokerage accounts and from their maturing certificates of deposit. In addition, at December 31, 2009, the Company held $19,234 in cash related to settlement of previous mutual fund breakpoint discounts due to customers. Accordingly, under the Securities Exchange Act of 1934, the Company is subject to the provisions of Rule 15c3-3 (k)(2)(i) and is required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3. At December 31, 2009, $1,766,000 was segregated under these requirements, which was $1,668,398 in excess of its required reserve of $97,602.

4. INCOME TAXES

The components of the Company's provision for income taxes consist of the following:

	Current	Deferred	Total
Income tax expense:			
Federal	$3,365,222	$226,454	$3,591,676
State	667,475	38,769	706,244
Total income tax expense	$4,032,697	$265,223	$4,297,920

The Company's provision for income taxes for the year ended December 31, 2009 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 35%, primarily due to state taxes, non-taxable interest income from marketable securities owned, and meals and entertainment expenses.

In addition, pursuant to the Company's tax sharing agreement with the Holding Company (see Note 2), the Company had a receivable from the Parent of $1,210,266 at December 31, 2009 which is recorded in due from Parent, net on the Statement of Financial Condition.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers-dealers and clearing organizations consist of the following:

	Receivables	Payables
Receivable from/payable to clearing organizations	$51,016,218	$46,316,299
Fees and commissions receivable	2,599,586	
Securities failed-to-deliver/receive	675,461	723,115
Total	$54,291,265	$47,039,414

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective April 2009, the FASB issued new guidance impacting FASB ASC 820-10, *Fair Value Measurements and Disclosures* (formerly FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*) and the Company adopted this pronouncement for all financial assets and liabilities measured and reported on a fair value basis. At adoption, there was no effect on the Company's financial position or results of operations.

The guidance provides factors to consider when determining whether there has been a significant decline in volume or level of activity. The guidance also affirms that the objective of a fair value measurement is the price that would be received to sell an asset in an orderly transaction under current market conditions, even if the market is inactive.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the inputs used in the valuation techniques, the Company classifies its financial assets and liabilities measured and disclosed at fair value in accordance with the three-level hierarchy. This hierarchy ranks the quality and reliability of the information used to determine fair values.

Level 1 — Valuations are based on quoted prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. This category includes U.S. government and its agencies debt securities.

Level 2 — Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuations for which all significant assumptions are observable or can be corroborated by observable market data. This category includes state and municipal debt securities.

Level 3 — Valuations are based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Values are determined using pricing models and discounted cash flow models and include management judgment and estimation which may be significant. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2009.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to fair value guidance. In certain cases, the inputs used to measure fair value of an asset or liability may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 by caption on the balance sheet and by valuation hierarchy level (dollars in thousands).

	December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Obligations of U.S. government	$ 28,649	$ -	$ -	$ 28,649
State and municipal obligations		24,876		24,876
Total assets	$ 28,649	$ 24,876	$ -	$ 53,526

7. MARKETABLE SECURITIES OWNED

At December 31, 2009, marketable securities owned consist of the following:

	Owned	Sold — Not Yet Purchased
Obligations of U.S. government	$28,649,457	$ -
State and municipal obligations	24,876,366	
Total	$53,525,823	$ -

8. RELATED-PARTY TRANSACTIONS

At December 31, 2009, the Company had cash of $3,846,458 deposited in noninterest-bearing checking accounts at the Parent. Investments in commercial paper of $74,594,053 at December 31, 2009, were also held in custody by the Parent.

The Company had a revolving line of credit to borrow up to $450 million with the Parent, which permits borrowing on an unsecured basis by the Company. The facility terminated on December 31, 2009 and was subsequently renewed with a new expiration date of December 31, 2010. Interest accrues monthly based on the weighted average of Fed Funds overnight rate. For the year ended December 31, 2009, the Company recorded interest expense of $19,665 in relation to this line of credit. At December 31, 2009, the Company has $8,573 of accrued interest payable recorded in due from Parent, net.

The Company earns commissions on sales of the HighMark Funds, as well as fees based on the average balances maintained in those funds. The HighMark Funds are a family of mutual funds managed by an affiliate of the Parent. For the year ended December 31, 2009, income related to these commissions and 12(b)-1 fees amounted to $4,856,615.

The Company performs various brokerage services for the Parent. For the year ended December 31, 2009, income related to these brokerage services amounted to $1,400,594 which is recorded within commissions income. At December 31, 2009, the Company has $135,194 of accrued commission fees receivable recorded in due from Parent, net.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services provided by the Parent, including all direct employee and occupancy and certain equipment expenses related to the operation of the Company. In addition, the Company reimburses the Parent for all other reasonable and necessary out-of-pocket expenses incurred by the Parent in connection with the services rendered. Such expenses for the year ended December 31, 2009 were $34,688,868 for employee salaries and benefits and $1,862,820 for occupancy and equipment.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. The funding policy is to make contributions between the minimum required and the maximum deductible amount as allowed by the Internal Revenue Code. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future. Plan assets are invested in U.S. government securities, corporate bonds, foreign and domestic securities and real

estate. The Plan does not contain any stock of the Parent. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company through the Parent, based on eligible employees' salaries.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. Employees may contribute up to 25 percent of their pre-tax covered compensation or up to 10 percent of their after-tax covered compensation through salary deductions to a combined maximum of 25 percent. The Parent contributes 50 percent of every pre-tax dollar an employee contributes up to the first 6 percent the employee's pre-tax covered compensation. Employees are fully vested in the employer's contributions immediately. In addition, the Parent may make a discretionary annual profit-sharing contribution up to 2.5 percent of an employee's pay. This profit-sharing contribution is for all eligible employees, regardless of whether an employee is participating in the 401(k) plan, and depends on the Parent's annual financial performance. All employer contributions are tax deductible by the Parent.

The Parent provides certain healthcare benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The healthcare cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the healthcare plan anticipates future cost-sharing changes that are consistent with the Parent's intent to maintain a level of cost-sharing at approximately 25 to 50 percent, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

Total pension, 401(k) plan, profit sharing and postretirement benefits expenses were $981,776 for the year ended December 31, 2009. This amount is included in the total employee salaries and benefits expense allocated from the Parent.

Intercompany management fees are paid to the Parent for the use of certain shared resources such as administrative, legal and compliance services. In the current year, the intercompany management fees also included payments for the processing and clearing of principal trading conducted by Global Markets and risk monitoring services conducted by the Market Risk Monitoring unit ("MRM") of the Parent related to all principal transactions. For the year ended December 31, 2009, total intercompany management fees paid to the Parent were $9,136,696.

The Parent's Syndications and Placements group had solicited Wedbush Inc., a third party broker-dealer and others to advise, place and underwrite debt and equity for customers and prospects of the Company or its affiliates who seek access to public or private debt and equity markets. As such, the Company will not act as a syndicate manager and will only receive referral fees for business referred to other broker-dealers. In the third quarter of 2009, the Parent's Syndications and Placements group discontinued the Wedbush relationship and replaced it with a similar relationship with BTMU. For the year ended December 31, 2009, the Company referred 87 transactions that have closed. The transactions generated $9,235,212 in referral fees, of which $4,154,350 was from BTMU.

In settlement of a potential dispute, the Company agreed to purchase Municipal Auction Rate securities from two customers. The Company recorded a $600,000 reserve at December 31, 2008 as the repurchase was certain and reasonably estimatible. In April 2009, the Company purchased the two securities held by the two Company's customers, and then sold to an affiliate of the parent resulting in an immaterial difference between the reserve and the actual settlement.

9. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. Since January 2005, the Company elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2009, the Company had net capital of $106,209,554 which was $105,959,554 in excess of the required $250,000.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by National Financial Services, LLC ("NFS"). As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company is engaged in various trading and brokerage activities; counterparties primarily include broker-dealers, banks, municipalities, corporations and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of year end , there were no customers in default.

NFS Clearing Agreement — The Company participates in a clearing agreement with NFS, a subsidiary of Fidelity Investments, Inc. Under the terms of the NFS agreement, NFS acts as sole clearing agent and carries all the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are reported as assets and liabilities of NFS. The Company, as introducing broker, shares in gross commissions on a percentage basis with NFS. In addition, the Company is responsible for the collection of the margin required to support transactions in margin accounts for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold; and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFS agreement, the Company has posted a standby letter of credit in favor of NFS in the amount of $50,000. The standby letter of credit was issued by the Company's Parent.

Portfolio Connection — Portfolio Connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The customers' funds are held at NFS. The Company may be liable for potential overdrafts in customer accounts. The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information from NFS on a daily basis.

11. SUBSEQUENT EVENTS

The Company has evaluated the potential disclosure of subsequent events through February 24, 2010 and has determined that there are no subsequent events required to be disclosed.

* * * * * *

UNIONBANC INVESTMENT SERVICES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2009

NET CAPITAL — Total member's equity from statement of financial condition	$ 111,417,356
DEDUCTIONS AND/OR CHARGES — Nonallowable assets included in the statement of financial condition:	
Receivable from broker-dealers and clearing organizations	2,293,239
Furniture, equipment, and leasehold improvements	488,279
Income tax receivable	1,210,266
Other	455,271
Total	4,447,055
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	106,970,301
HAIRCUTS ON SECURITIES — State and municipal obligations	760,747
Total haircuts on securities	760,747
NET CAPITAL	106,209,554
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 105,959,554

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2009, prepared by UnionBanc Investment Services, LLC in its unaudited Form X-17A-5, Part II as filed, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UNIONBANC INVESTMENT SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

CREDIT BALANCES:	
Breakpoint discount on mutual funds due to customers	$ 19,234
Customers' securities failed to receive	98,350
Total	117,584
DEBIT BALANCES:	
Customers' securities failed to deliver	25,392
Less 3% (for alternative method only — see Rule 15c3-1(f)(5)(i))	(762)
Total	24,630
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 92,954
105% OF EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 97,602
AMOUNTS HELD ON DEPOSIT IN RESERVE BANK ACCOUNT — December 31, 2009	$ 1,766,000

The computation for determination of reserve requirements under Rule 15c3-3 as of December 31, 2009 prepared by UnionBanc Investment Services, LLC in its unaudited Form X-17A-5, Part II as filed, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UNIONBANC INVESTMENT SERVICES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

The Company operates pursuant to the full provisions of the Customer Protection Rule, SEC 15c3-3 regarding its fixed income self clearing operations; and operates pursuant to the provisions of the Customer Protection Rule 15c3-3 (k)(2)(ii) regarding transactions executed on a fully disclosed basis. The Company may receive but not hold customer funds or safekeep customer securities. Customer funds, including checks made payable to the firm, will not be deposited into a proprietary account and will be immediately forwarded to UBIS's clearing firm or other requisite third party.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 24, 2010

UnionBanc Investment Services, LLC
445 South Figueroa Street
Los Angeles, CA 90071

Board of Directors and Member of
UnionBanc Investment Services, LLC:

In planning and performing our audit of the financial statements of UnionBanc Investment Services, LLC, (a California limited liability company and a wholly owned subsidiary of Union Bank, N.A.) (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) under (k)(2)(i) and for determining compliance with the exemptive provisions of Rule 15c3-3 except for Rule 15c3-3(e) under (k)(2)(i). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

UnionBanc Investment Services, LLC

(SEC ID. NO. 8-30706)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2009, Supplemental Report on Internal Control, and Independent Auditors' Report

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT